Exhibit 99.1

PRESS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2920, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT MINES REPORTS A 107% YEAR OVER YEAR INCREASE IN Q2 GOLD PRODUCTION TO 29,091 OUNCES
AND INCREASES 2014 PRODUCTION GUIDANCE

MONTREAL, Quebec, Canada, July 14, 2014 - Richmont Mines Inc. (TSX - NYSE MKT: RIC), (“Richmont” or the “Corporation”), announces strong second quarter 2014 (“Q2 2014”) gold production of 29,091 ounces and six month gold production of 48,171 ounces, 107% and 73% above the respective prior year levels. With these six month results from operations, Richmont is revising its 2014 production guidance upward to 75,000 to 85,000 ounces of gold from 70,000 to 80,000 ounces previously. A cash balance of over $32 million at June 30, 2014 represents a significant increase over the $13.5 million at March 31, 2014.

Highlights:

• Q2 2014 gold production of 29,091 ounces and gold sales of 27,790 ounces, each more than doubled from the prior year levels;

• First half gold production of 48,171 ounces and gold sales of 48,202 ounces, up 73% and 78% respectively over the comparable six months in 2013;

• 2014 annual production guidance increased to 75,000 – 85,000 ounces of gold;

• Cash balance of over $32 million at June 30, 2014, compared to $13.5 million at March 31, 2014.

Elaine Ellingham, Interim President and CEO of Richmont Mines, commented: “We are very pleased with the strong performance of our operations during the second quarter of 2014, with gold production and sales exceeding our plans for the period. With 60% of our 2014 forecast realized in the first six months of the year, we are comfortable increasing guidance for the 2014 production profile to 75,000 to 85,000 ounces.”

	Three months ended			Six months ended
	June 30	June 30%		June 30	June 30%
	2014	2013	Increase	2014	2013	Increase
Gold ounces produced
Island Gold Mine	11,784	7,442	+58%	22,083	16,046	+38%
Beaufor Mine	8,168	6,639	+23%	12,569	11,851	+6%
Monique Mine	5,942	-	-	8,615	-	-
W Zone	3,197	-	-	4,904	-	-

Total gold ounces produced	29,091	14,081	+107%	48,171	27,897	+73%

Total gold ounces sold	27,789	12,826	+117%	48,202	27,087	+78%

RICHMONT MINES REPORTS A 107% YEAR OVER YEAR INCREASE IN Q2 GOLD PRODUCTION TO 29,091 OUNCES AND INCREASES 2014
PRODUCTION GUIDANCE
July 14, 2014
Page 2 of 3

Gold production during the second quarter at the Island Gold Mine of 11,784 ounces represents a 58% increase over the same quarter last year. The mill achieved a record monthly production rate in May of 25,000 tonnes milled, achieving its rated capacity of approximately 800 tonnes per day. Increased second quarter production at Island Gold resulted from improved mine scheduling, leading to better availability of muck to the mill, together with decreased mill downtime attributed to higher truck availability, to a large extent as a result of the four new trucks purchased last year. While no significant mill shut downs are scheduled in the second half of the year, third quarter results may be modestly impacted due to the commissioning of the newly installed cone crusher.

The Beaufor Mine produced 8,168 ounces of gold in the second quarter, a 23% increase over the same quarter a year earlier. The production schedule at Beaufor continues to include both higher grade zones by room-and-pillar mining, together with long-hole stoping of slightly lower grade zones, resulting in some expected grade variation from quarter to quarter. Increased production from Beaufor in the second quarter resulted from higher grades, reflecting the increased proportion of room-and-pillar mining, a grade optimization initiative that began in mid-2013. Mining commenced in Q2 in the “M Zone”, located in the deeper portion of the mine, with early results slightly above estimated grades. Mining at the “W Zone” contributed 3,197 ounces of gold production during the quarter, but is now completed.

At the Monique open pit operation, improved separation of higher grade material for immediate milling, from lower grade material for stockpiling, has been successfully implemented. As a result, the grade of the Monique ore milled at the Camflo Mill in the quarter was above budget and this is expected to continue through to year end. The lower grade stockpile will provide additional millfeed to optimize Camflo in 2015 as needed. However, in the second half of 2014, additional Monique ore will be milled, replacing the higher grade W Zone ore that is now completed.

The Camflo Mill was operating at its rated capacity of 1,200 tons per day in the second quarter, processing mine production from the Beaufor, W Zone and Monique mines. The development of Monique was part of the Corporation’s strategy to increase throughput at the Camflo Mill, which lowers unit milling costs. The Camflo Mill continues to be a strong asset for the Corporation with low sustaining capital and significant additional tailings capacity.

Strong production during the quarter contributed to an increased cash balance to over $32 million at June 30, 2014, compared to $13.5 million at March 31, 2014. Net proceeds from the common share financing completed in April 2014 contributed $10.7 million of the $18.5 million increase. Elaine Ellingham stated “This healthy cash position allows us to continue our focused development of the 1 million ounce gold resource at our Island Gold mine, where chip sample results from approximately 92 metres of development at a vertical depth of 560 metres averaged a cut grade of 12.73 g/t over an average width of 2.92 metres. These results reinforce our view that Richmont has the potential to extend and expand mining at our cornerstone Island Gold asset for years to come.”

About Richmont Mines Inc.
Richmont Mines has produced over 1.4 million ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. The Corporation currently produces gold from the Island Gold Mine in Ontario, and the Beaufor Mine and Monique Mine in Quebec. The Corporation is also advancing the Island Gold Deep project beneath the Island Gold Mine in Ontario. With over 20 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

RICHMONT MINES REPORTS A 107% YEAR OVER YEAR INCREASE IN Q2 GOLD PRODUCTION TO 29,091 OUNCES AND INCREASES 2014
PRODUCTION GUIDANCE
July 14, 2014
Page 3 of 3

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. Except as may be required by law, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines’ Annual Information Form, Annual Reports and periodic reports. The forward-looking information contained herein is made as of the date of this news release, and the Corporation undertakes no obligation to publicly update such forward-looking information to reflect new information, subsequent or otherwise, unless required by applicable securities laws.

National Instrument 43-101 (“NI 43-101”)
The geological data in this news release has been reviewed by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc., and a qualified person as defined by NI 43-101.

For more information, please contact:

Jennifer Aitken, Investor Relations Manager	Elaine Ellingham, Interim President and CEO
RICHMONT MINES INC.	RICHMONT MINES INC.
Phone: 514 397-1410 ext. 101	Phone: 514 397-1410 ext. 105
E-mail: jaitken@richmont-mines.com	E-mail: eellingham@richmont-mines.com

Ticker symbol: RIC
Listings: TSX – NYSE MKT
Web Site: www.richmont-mines.com
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